UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)

Universal Security Instruments, Inc.
(Name of Issuer)

Common Stock, par value
(Title of Class of Securities)

______________________________________________
(CUSIP Number)

Reporting Person: Bruce Paul, One Hampton Road, Purchase, New York 10577 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 1998
(Date of Event which Requires Filing of this Statement)


1.      Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person (entities only)
          Bruce Paul

2.     Check the appropriate Box if a Member of a Group (see instructions)
          a. [    ]
          b. [ x ]

3.      SEC Use Only

4.     Source of Funds
          PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(c)
          N/A

6.      Citizenship or Place of Organization
          United States


               7.     Sole Voting Power
  Number of                    129,400 shares constituting more than 10%
         shares          8.      Shared Voting Power
Beneficially                    0
   Owned by          9.      Sole Dispositive Power
           Each                    129,400 shares constituting more than 10%
   Reporting          10.     Share Dispositive Power
        Person                    0
          With

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
               129,400 shares constituting more than 10%

12.     Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
(See      instructions)
               [     ]

13.      Percent of Class Represented by Amount in Row (9)
               13.99%

14.     Type of Reporting Person (See instructions)
               IN

Item 1.     Security and Issuer
          Universal Security Instruments, Inc.
          10324 So. Delfield Road
          Ownings Mills, Maryland 21117

Item 2.     Identity and Background
          (a)      Bruce Paul

          (b)      One Hampton Road
               Purchase, New York 10577

          (c)      Private Investor
               One Hampton Road
               Purchase, New York 10577

          (d) During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)


          (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     United States

Item 3.     Source and Amount of Funds or Other Consideration
The amount of funds used to purchase the shares reflected on Schedule A was derived from the personal funds of the reporting party. The aforementioned purchases placed the reporting party in a position to require filing under
Schedule 13D. The attached schedule is a list of the reporting person's prior transactions in the security.

Item 4.     Purpose of Transaction
The purpose of the acquisition of the securities of the Issuer is solely for investment purposes. The reporting person may acquire adidtional shares of the securities of the Issuer subject to a continued analysis of the stock and price considerations. The reporting person has no plans or proposals which relate to or which would result in the following:
          (a)     The acquisition by any person of additional securities of
the Issuer, or the                disposition of securities of the Issuer;

          (b)     An extraordinary corporate transaction, such as a merger,
reorganization or                liquidation, involving the Issuer or any of
its subsidiaries.

          (c)     A sale or transfer of a material amount of assets of the
Issuer or any of its                subsidiaries;

          (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

          (e)     Any material change in the present capitalization or
dividend policy of the                Issuer;

          (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
          (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)     Any action similar to any of these enumerated above.

Item 5.     Interest in Securities of the Issuer
The aggregate number of shares owned on December 15, 1998, by the Reporting Person is 129,400, representing 13.99% of the issued and outstanding $.001 par value common stock of the Issuer. No other shares are beneficially owned or controlled either directly or indirectly by the reporting person as to transactions with the past 60 days. See item 3.

Item 6.     Contracts, Arrangements, Understandings or Relationships with
Respect to           Securities of the Issuer
The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) among any other persons with respects to any securities of the Issuer including but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits
There are no exhibits required to be filed by the Reporting Person in connection with this reporting.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1998

                                   ______________________________
                                   Bruce Paul


SCHEDULE A

UNIVERSAL SECURITY INSTRUMENTS, INC.


PURCHASER     DATE               NO. OF        PRICE PER       TOTAL
                                   SHARE            SHARE            AMOUNT
Balance from previous Schedule A                          305,500

Bruce Paul          11-26-97                                 22,000
 .56                                12,598.50

Bruce Paul          12-8-97     52,600          .52            27,881.50

Bruce Paul          2-3-98                                    (10,000)
 .719           (7,184.00)

Bruce Paul          2-4-98           (3,000)     .66          (1,983.00)

Bruce Paul          2-6-98       (4,000)     .66            (2,641.00)

Bruce Paul          2-9-98        (1,500)     .66          (   991.00)
Total Shares:                                                 361,600
                                                                  1 for 4
reverse split
Total Shares:                    90,400

*Jason Paul           6-24-98
2,000                                                      1.37
2,753.00

Bruce Paul          7-10-98                                     3,000
1.30                                3,903.50

Bruce Paul          9-1-98        5,000          .75            3,753.00

*Ryan Paul          9-16-98       5,000        .81            4,066.00

Bruce Paul          9-16-98       3,000          .081          2,441.00

Bruce Paul          9-29-98                                   10,000
 .75            7,503.50

Bruce Paul          9-29-98                                   10,000
 .75            7,503.50

*Ryan Paul          12-14-98      1,000           1.50          1,503.00
Total Shares:                    129,400 (13.99%)
                                        (Shares Outstanding    925,033)

**Bruce Paul, Custodian